EXHIBIT 4.1

ASHLAND INC.

DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS (2005)

(Effective generally as of January 1, 2005)

Whereas, the Ashland Inc. Deferred Compensation Plan for Non-Employee Directors (2005) (hereinafter the “Plan”) was approved by the Board of Directors of Ashland Inc. on November 4, 2004 to be effective January 1, 2005;

Whereas, the Plan as approved and effective reserved the right to amend it;

Whereas, the right to amend the Plan was exercised on November 15, 2006 in the first amendment and restatement of the Plan with changes identified therein effective January 26, 2007 and the right to amend the Plan was again exercised on November 15, 2007 with changes thereto effective January 1, 2008;

Whereas, it is again desired to exercise the right to amend and restate the Plan and thereby institute the second amendment and restatement of the Plan;

Now, Therefore, effective January 1, 2005, except as the Plan had been amended after that date and except as otherwise provided herein, the second amendment and restatement of the Plan is as follows:

ARTICLE I. GENERAL PROVISIONS

1. PURPOSE

The purpose of this Ashland Inc. Deferred Compensation Plan for Non-Employee Directors (2005) (the “Plan”) is to provide each Director with an opportunity to defer some or all of the Director’s Fees as a means of saving for retirement or other purposes. In addition, the Plan provides Directors with the ability to increase their proprietary interest in the Company’s long-term prospects by permitting Directors to receive all or a portion of their Fees in Ashland Common Stock. The obligations of the Company hereunder constitute a mere promise to make the payments provided for in this Plan. No Director, his or her spouse or the estate of either of them shall have, by reason of this Plan, any right, title or interest of any kind in or to any property of the Company. To the extent any Participant has a right to receive payments from the Company under this Plan, such right shall be no greater than the right of any unsecured general creditor of the Company.

This Plan is a replacement of the prior Ashland Inc. Deferred Compensation Plan for Non-Employee Directors amended as of April 1, 2003 (the “Former Plan”). Fees deferred under the Former Plan shall remain subject to all of the rules, terms and conditions in effect under the Former Plan as of December 31, 2004. For this purpose, the Fees deferred under the Former Plan shall include all income, gains and losses connected to such Deferred Fees.

The rules, terms and conditions of this Plan shall apply to Fees deferred after December 31, 2004, including any Election to defer such Fees made in 2004. For this purpose, the Fees deferred after December 31, 2004 shall include all income, gains and losses connected to such Fees.

2. DEFINITIONS

The following definitions shall be applicable throughout the Plan:

(a) “Accounting Date” means the Business Day on which a calculation concerning a Participant’s Deferral Account is performed, or as otherwise defined by the Committee.

(b) “Beneficiary” means the person(s) designated by a Participant in accordance with Article IV, Section 1.

(c) “Board” means the Board of Directors of Ashland Inc. or its designee.

(d) “Business Day” means a day on which the New York Stock Exchange is open for trading activity.

(e) “Change in Control” shall be deemed to occur (1) upon approval of the shareholders of Ashland (or if such approval is not required, upon the approval of the Board) of (A) any consolidation or merger of the Company (a “Business Combination”), other than a consolidation or merger of the Company into or with a direct or indirect wholly-owned subsidiary, in which the shareholders of the Company own, directly or indirectly, less than 50% of the then outstanding shares of common stock of the Business Combination that are entitled to vote generally for the election of directors of the Business Combination or pursuant to which shares of the Company’s Common Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company’s Common Stock immediately prior to the merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the merger, (B) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of Ashland, provided, however, that no sale, lease, exchange or other transfer of all or substantially all the assets of Ashland shall be deemed to occur unless assets constituting 80% of the total assets of Ashland are transferred pursuant to such sale, lease exchange or other transfer, or (C) adoption of any plan or proposal for the liquidation or dissolution of Ashland, (2) when any person (as defined in Section 3(a)(9) or 13(d) of the Exchange Act), other than Ashland or any subsidiary or employee benefit plan or trust maintained by Ashland, shall become the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 25% of Ashland’s Common Stock outstanding at the time, without the approval of the Board, or (3) at any time during a period of two consecutive years, individuals who at the beginning of such period constituted the Board shall cease for any reason to constitute at least a majority thereof, unless the election or the nomination for election by Ashland’s shareholders of each new director during such two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such two-year period.

(f) “Code” means the Internal Revenue Code of 1986, as amended from time to time.

(g) “Committee” means the Governance and Nominating Committee of the Board or its designee.

(h) “Common Stock” means the common stock, $.01 par value, of Ashland Inc.

(i) “Common Stock Fund” means that investment option, approved by the Committee, in which a Participant’s Deferral Account may be deemed to be invested and may earn income based on a hypothetical investment in Common Stock.

(j) “Company” means Ashland Inc., its divisions and subsidiaries.

(k) “Corporate Human Resources” means the Corporate Human Resources Department of the Company.

(l) “Credit Date” means the date on which any Fees would otherwise have been paid to the Participant.

(m) “Deferral Account” means the account(s) to which the Participant’s Deferred Fees, Stock Units and Restricted Stock Units are credited and from which distributions are made. A Director who does not elect to defer Fees may still have a Deferral Account with a Restricted Stock Account (as defined in (z) of this Section 2).

(n) “Deferred Fees” mean the Fees elected by the Participant to be deferred pursuant to the Plan.

(o) “Director” means any non-employee director of the Company.

(p) “Disability” means that a Participant is unable to engage in any substantial gainful activity because of a medically determinable physical or mental impairment that is expected to result in death or last for a continuous period of 12 or more months. Corporate Human Resources or its delegate shall determine whether a Participant has incurred a Disability.

(q) “Election” means a Participant’s delivery of a written notice to the Vice-President of Human Resources for the Company (or his or her delegate) directing how his or her Fees will be paid under the terms of the Plan. The Committee or the Company may prescribe other means of making and delivering an Election. An Election shall also include instructions specifying the time and form under which the Participant’s Deferral Account will be paid. Such elections shall be irrevocable except as otherwise provided in the Plan.

(r) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(s) “Fair Market Value” means the price of a share of Common Stock, as reported on the Composite Tape for New York Stock Exchange on the date and at the time designated by the Company.

(t) “Fees” mean the annual retainer and, as applicable, other additional retainers earned by a Director for service as a member of the Board during all or part of a calendar year.

(u) “Participant” means a Director, regardless of whether the Director elects to defer the payment of any Fees.

(v) “Payment Commencement Date” means the date payments of amounts deferred begin pursuant to Article III, Section 5.

(w) “Personal Representative” means the person or persons who, upon the disability or incompetence of a Participant, have acquired on behalf of the Participant, by legal proceeding or otherwise, the right to receive the benefits specified in this Plan.

(x) “Plan” means this Ashland Inc. Deferred Compensation Plan for Non-Employee Directors (2005) as it now exists or may be hereafter amended.

(y) “Restricted Stock Account” means the portion of a Participant’s Stock Account that is separately accounted for and to which Restricted Stock Units are credited.

(z) “Restricted Stock Unit(s)” means the share equivalents credited to a Participant’s Restricted Stock Account pursuant to Article III, Section 1.

(aa) “Secretary of the Treasury” or “Treasury” means the United States Department of Treasury.

(bb) “Stock Account” means the portion of a Participant’s Deferral Account that is separately accounted for and to which Stock Units are credited.

(cc) “Stock Unit(s)” means the share equivalents credited to a Participant’s Stock Account pursuant to Article III, Section 1.

(gg) “Termination” means retirement from the Board or termination of service as a Director for any other reason.

(hh) “Unforeseeable Emergency” means a severe financial hardship of a Participant because of—

1.	An illness or accident of the Participant, the Participant’s spouse or dependent (as defined in Internal Revenue Code section 152(a));

2.	A loss of the Participant’s property due to casualty; or

3.	Such other similar extraordinary unforeseeable circumstances because of events beyond the control of the Participant.

Corporate Human Resources or its delegate shall determine whether a Participant has incurred an Unforeseeable Emergency.

3. SHARES; ADJUSTMENTS IN EVENT OF CHANGES IN CAPITALIZATION

(a) Shares Authorized for Issuance. There shall be reserved for issuance under the Plan 500,000 shares of Common Stock, subject to adjustment pursuant to subsection (b) below. Such shares shall be authorized but unissued shares of Common Stock.

(b) Adjustments in Certain Events. In the event of any change in the outstanding Common Stock of the Company by reason of any stock split, stock dividend, recapitalization, merger, consolidation, reorganization, combination, or exchange of shares, split-up, split-off, spin-off, liquidation or other similar change in capitalization, or any distribution to common shareholders other than ordinary cash dividends, the number or kind of shares that may be issued under the Plan shall be automatically adjusted so that the proportionate interest of the Directors shall be maintained as before the occurrence of such event. Such adjustment shall be conclusive and binding for all purposes of the Plan.

4. ELIGIBILITY

Any non-employee Director of the Company shall be eligible to participate in the Plan.

5. ADMINISTRATION

Full power and authority to construe, interpret and administer the Plan shall be vested in the Company and the Committee or one or more of their delegates. This power and authority includes, but is not limited to, establishing deferral terms and conditions and adopting modifications and amendments to procedures as may be deemed necessary or appropriate. This power and authority also includes, without limitation, the ability to construe and interpret provisions of the Plan, make determinations regarding law and fact, reconcile any inconsistencies between provisions in the Plan or between provisions of the Plan and any other statement concerning the Plan, whether oral or written, supply any omissions to the Plan or any document associated with the Plan, and to correct any defect in the Plan or in any document associated with the Plan. Decisions of the Company and the Committee (or their delegates) shall be final, conclusive and binding upon all parties. Day-to-day administration of the Plan shall be the responsibility of Corporate Human Resources. This responsibility includes authority to create new administrative forms or modify existing forms for use under this Plan so long as any such modified or new forms are not inconsistent with the terms of the Plan. The administration of and all interpretations under the Plan shall be made consistent with all applicable law.

ARTICLE II. COMMON STOCK PROVISION

Each Participant may make an Election to receive all or a portion of his or her Fees in shares of Common Stock or make an Election to defer Fees pursuant to Article III, Section 3. A Participant who elects to receive Fees in shares of Common Stock shall receive such shares at the end of each quarter beginning in the quarter the Election is effective. The number of shares of Common Stock so issued shall be equal to the amount of Fees which otherwise would have been payable during the quarter divided by the Fair Market Value. Only whole number of shares of Common Stock will be issued, with any fractional shares to be paid in cash.

ARTICLE III. DEFERRED COMPENSATION

1. PARTICIPANT ACCOUNTS

(a) For each Participant, there shall be established a Deferral Account to which there shall be credited any Deferred Fees as of each Credit Date. The Deferral Account shall be credited (or debited) on each Accounting Date with income (or loss) based upon a hypothetical investment in any one or more of the investment options available under the Plan, as prescribed by the Committee, which may include a Common Stock Fund, as elected by the Participant under the terms of Article III, Section 3. The crediting or debiting on each Accounting Date of income (or loss) shall be made for the respective amounts that were subject to each Election under Article III Section 3.

(b) The Stock Account of a Participant shall be credited on each Accounting Date with Stock Units equal to the number of shares of Common Stock (including fractions of a share) that could have been purchased with the amount of such Deferred Fees as to which a stock deferral election has been made at the Fair Market Value on the Accounting Date. As of the date of any dividend distribution date for the Common Stock, the Participant’s Stock Account shall be credited with additional Stock Units equal to the number of shares of Common Stock (including fractions of a share) that could have been purchased, at the Fair Market Value on such date, with the amount which would have been paid as dividends on that number of shares (including fractions of a share) of Common Stock which is equal to the number of Stock Units then credited to the Participant’s Stock Account with respect to a particular Election under Article III Section 3.

(c) Each Participant may have his or her Stock Account credited on an Accounting Date determined by the Committee with the number of Restricted Stock Units approved for such allocation equal to the number of shares of Common Stock (including fractions of a share) that could have been purchased with the dollar amount of the approved grant for this purpose at the Fair Market Value on the Accounting Date. The Stock Units so credited shall be separately maintained and accounted for in a Restricted Stock Account for the Participant. Amounts credited to the Restricted Stock Account shall be forfeitable until the earlier of (i) one year anniversary of the date on which such amounts were so credited, or (ii) the date of the next annual shareholders’ meeting of the Company. As of the date of any dividend distribution date for the Common Stock, the Participant’s Restricted Stock Account shall be credited with additional Restricted Stock Units equal to the number of shares of Common Stock (including fractions of a share) that could have been purchased, at the Fair Market Value on such date, with the amount which would have been paid as dividends on that number of shares (including fractions of a share) of Common Stock which is equal to the number of Restricted Stock Units then credited to the Participant’s Restricted Stock Account. The additional Restricted Stock Units so allocated shall remain forfeitable until the date on which the Restricted Stock Units with respect to which the additional Restricted Stock Units were credited become non-forfeitable. On the date that a Participant ceases to be a Director, all Stock Units (including fractional Stock Units) that have not become non-forfeitable shall be forfeited. Upon a Change in Control, all forfeitable amounts in the Restricted Stock Account shall become non-forfeitable.

2. EARLY WITHDRAWAL

(a) Unforeseeable Emergency. A Participant or a Participant’s legal representative may submit an application for a distribution from the Participant’s Deferral Account (including the non-forfeitable portion of the Restricted Stock Account) because of an Unforeseeable Emergency. The amount of the distribution shall not exceed the amount necessary to satisfy the needs of the Unforeseeable Emergency. Such distribution shall include an amount to pay taxes reasonably anticipated as a result of the distribution. The amount allowed as a distribution under this Section 2(a) shall take into account the extent to which the Unforeseeable Emergency may be relieved through reimbursement or compensation from insurance or liquidation of the Participant’s assets (but only to the extent such liquidation would itself not cause a severe financial hardship). The distribution shall be made in a single sum and paid as soon as practicable after the application for the distribution on account of the Unforeseeable Emergency is approved. The provisions of this Section 2(a) shall be interpreted and administered in accordance with applicable guidance that may be issued by the Treasury.

(b) Disability. A Participant or a Participant’s legal representative may submit an application for a total distribution from the Participant’s Deferral Account (including the non-forfeitable portion of the Restricted Stock Account) because of the Participant’s Disability. The distribution shall be made in a single sum and paid as soon as practicable after the application is approved.

(c) Prohibition on Acceleration. Except as otherwise provided in the Plan and except as may be allowed in guidance from the Secretary of the Treasury, distributions from a Participant’s Deferral Account may not be made earlier than the time such amounts would otherwise be distributed pursuant to the terms of the Plan. Notwithstanding anything herein to the contrary, distribution or suspension of contributions may be made in the discretion of the Company for any permitted purpose under Treas. Reg. section 1.409A-3(j)(4)(ii)-(xiv).

3. DEFERRAL ELECTION

(a) General. Any Participant wishing to defer Fees under the Plan may elect to do so by delivering to the Vice-President of Human Resources of the Company (including a delegatee thereof) an Election on a form prescribed by Corporate Human Resources designating the manner in which such Deferred Fees are to be invested in accordance with Article III, Section 1 and electing the timing and form of distribution. The timing of the filing of the appropriate form with Corporate Human Resources shall be determined by the Company or the Committee. An effective election to defer Fees may not be revoked or modified except as otherwise determined by the Company or the Committee in a manner consistent with applicable law or as stated herein.

(b) Permissible Deferral Election. A Participant’s Election to defer Fees may only be made in the taxable year before the Fees are earned, with one exception. The exception applies to a Participant during his or her first year of eligibility to participate in the Plan. In that event such a Participant may, if so offered by the Company or the Committee, elect to defer Fees for services performed after the Election, provided that the Election is made within 30 days of the date the Participant becomes eligible to participate in the Plan. A Participant’s Election under this Section 3(b) shall specify the amount or percentage of Fees deferred and the time and form of distribution from among those described in Article III Section 4 of the Plan. Each Election to defer Fees may be treated as a separate election regarding the time and form of distribution, if so determined at the time of a particular election by the Company.

(c) Investment Alternatives - Existing Balances. Subject to the following, a Participant may elect to change an existing selection as to the investment alternatives in effect with respect to existing deferred Fees and other amounts credited to the Participant’s Deferral Account (in increments prescribed by the Committee or the Company) as often, and with such restrictions, as determined by the Committee or by the Company. Effective January 1, 2008, the following rules shall apply to investments of Stock Units and Restricted Stock Units in the Common Stock Fund:

1. Former Directors - Participants who are former Directors on January 1, 2008 shall continue to be eligible to elect to transfer amounts they may have invested in the Common Stock Fund among the other investment alternatives available under the Plan.

2. All other Participants—

(i) Scope. The provisions of this Article III, Section 3(c)(2) shall apply to all Participants not described in (c)(1) immediately above.

(ii) Stock Units that Remain Transferable. Stock Units credited to a Participant’s Stock Account on December 31, 2007 and dividends credited thereto after that date as additional Stock Units pursuant to Article III, Section 1(b) of the Plan can, at the election of the Participant, be transferred to the other investment alternatives available under the Plan. The first grant of Restricted Stock Units and dividends paid thereon and credited as additional Restricted Stock Units under Article III, Section 1(c) shall, when they vest, be treated the same as Stock Units in a Participant’s Stock Account on December 31, 2007.

(iii) Stock Units that Are Not Transferable. Except as otherwise provided in (i) and (ii) immediately above, Stock Units allocated to a Participant’s Stock Account after December 31, 2007 cannot be transferred to another investment alternative under the Plan.

(iv) Special Rule for Certain Restricted Stock Units. Restricted Stock Units that are granted after December 31, 2007 may be transferred to an investment alternative available under the Plan other than Stock Units upon becoming vested, provided that the Participant whose Stock Account received the grant elects to make such a transfer before such Restricted Stock Units vest at such time and under such rules as the Committee or the Company may prescribe. If a Participant fails to make such an election, then the vested Restricted Stock Units (which become Stock Units upon vesting) and dividends credited with respect to such Units shall be subject to the restrictions on investment transfer described in (iii) immediately above.

(d) Change of Beneficiary. A Participant may, at any time, elect to change the designation of a Beneficiary in accordance with Article IV, Section 1 hereof.

4. DISTRIBUTION

(a) Deferral Account. In accordance with the Participant’s Election and as prescribed by the Committee, Deferred Fees credited to a Participant’s Deferral Account, which shall include the non-forfeitable portion of the Participant’s Restricted Stock Account, shall be distributed in cash or shares of Common Stock (or a combination of both). Unless otherwise directed by the Committee, if no Election is made by a Participant as to the distribution or form of payment of his or her Deferral Account, upon Termination such account shall be paid in cash in a lump sum. The entire Deferral Account must be paid out within fifteen years following the date of the Participant’s Termination. In accordance with a Participant’s Election under Article III Section 3, but subject to Sections 2 and 6 of Article III, amounts subject to such Election in the Deferred Account (determined in accordance with Article III Section 1) shall be distributed—

1. Upon a Participant’s separation from service, including death, as a Director as either a lump sum or in installments not exceeding 15 years; or

2. At a specified time or under a fixed schedule not exceeding 15 years.

(b) Medium of Distribution and Default Method. In accordance with the Participant’s Election and within the guidelines established by the Committee or the Company, a Participant’s Deferral Account (including the non-forfeitable portion of the Restricted Stock Account) shall be distributed in cash or shares of Common Stock (or a combination of both). To the extent permissible under law, a Participant may make this Election at any time before a distribution is to be made. If no Election is made by a Participant as to the distribution or form of payment of his or her Deferral Account, upon the earliest time that a distribution from such account is to be made pursuant to the terms of the Plan, such account shall be paid in cash or shares of Common Stock (or a combination of both) in lump sum. Notwithstanding anything in the foregoing to the contrary, all of a Participant’s Stock Units that are subject to the restrictions on investment transfer described in Article III, Section 3(c)(2)(iii) shall be distributed to the Participant or the Participant’s Beneficiary in whole shares of Common Stock, with any remainder distributed in cash. The amounts so distributed shall be paid first under the timing of distributions that applies to the benefit being distributed.

(c) Election to Delay the Time or Change the Form of Distribution. A Participant may make an Election to delay the time of a distribution or change the form of a distribution, or may elect to do both, with respect to an amount that would be payable pursuant to an Election under paragraph (a) of this Section 4, except in the event of a distribution on account of the Participant’s death, if all of the following requirements are met—

1. Such an Election may not take effect until at least 12 months after it is made;

2. Any delay to the distribution that would take effect because of the Election is at least to a date five years after the date the distribution otherwise would have begun; and

3. In the case of a distribution that would be made under paragraph (a)(2) of this Section 4 such an Election may not be made less than 12 months before the date of the first scheduled payment.

5. PAYMENT COMMENCEMENT DATE

Payments of amounts deferred pursuant to a valid Election shall commence in accord with the Participant’s Election. If a Participant dies prior to the first deferred payment specified in an Election, payments shall commence to the Participant’s Beneficiary on the first payment date so specified.

6. CHANGE IN CONTROL

In the event of a Change in Control, the Company shall reimburse a Participant for the legal fees and expenses incurred if the Participant is required to seek to obtain or enforce any right to distribution. In the event that it is determined that such Participant is properly entitled to a cash or other distribution hereunder, such Participant shall also be entitled to interest thereon payable in an amount equivalent to the Prime Rate of Interest quoted by Citibank, N.A. as its prime commercial lending rate on the subject date from the date such distribution should have been made to and including the date it is made. Notwithstanding any provision of this Plan to the contrary, Article I, Section 2 (f) and this Section 6 may not be amended after a Change in Control occurs without the written consent of a majority in number of Participants.

ARTICLE IV. MISCELLANEOUS PROVISIONS

1. BENEFICIARY DESIGNATION

A Participant may designate one or more persons (including a trust) to whom or to which payments are to be made if the Participant dies before receiving payment of all amounts due hereunder. A designation of Beneficiary will be effective only after the signed Election is filed with the Vice-President of Human Resources for the Company (or a delegate thereof) while the Participant is alive and will cancel all designations of a Beneficiary signed and filed earlier. If the Participant fails to designate a Beneficiary as provided above or if all of a Participant’s Beneficiaries predecease him or her and he or she fails to designate a new Beneficiary, remaining unpaid amounts shall be paid in one lump sum to the estate of such Participant. If all Beneficiaries of the Participant die before the Participant or before complete payment of all amounts due hereunder, the remaining unpaid amounts shall be paid in one lump sum to the estate of the last to die of such Beneficiaries.

2. INALIENABILITY OF BENEFITS

The interests of a Participant and his or her Beneficiaries under the Plan may not in any way be voluntarily or involuntarily transferred, alienated or assigned, nor be subject to attachment, execution, garnishment or other such equitable or legal process.

3. GOVERNING LAW

The provisions of this Plan shall be interpreted and construed in accordance with the laws of the Commonwealth of Kentucky.

4. AMENDMENTS

The Committee may amend, alter or terminate this Plan at any time; provided, however, that the Committee may not, without approval by the Board:

(a) materially increase the number of securities that may be issued under the Plan (except as provided in Article I, Section 3),

(b) materially modify the requirements as to eligibility for participation in the Plan, or

(c) otherwise materially increase the benefits accruing to participants under the Plan.

5. COMPLIANCE WITH RULE 16b-3

It is the intention of the Company that the Plan comply in all respects with Rule 16b-3 promulgated under Section 16(b) of the Exchange Act and that Plan Participants remain non-employee directors (“Non-Employee Directors”) for purposes of administering other employee benefit plans of the Company and having such other plans be exempt from Section 16(b) of the Exchange Act. Therefore, if any Plan provision is found not to be in compliance with Rule 16b-3 or if any Plan provision would disqualify Plan participants from remaining Non-Employee Directors, that provision shall be deemed amended so that the Plan does so comply and the Plan participants remain Non-Employee Directors, to the extent permitted by law and deemed advisable by the Committee, and in all events the Plan shall be construed in favor of its meeting the requirements of Rule 16b-3.

6. COMPLIANCE WITH 409A

It is the intention of the Company and the Committee that the Plan be administered in compliance with Code section 409A and the applicable guidance issued thereunder by the Secretary of the Treasury. Any provision that is found to be inconsistent with Code section 409A or the applicable guidance issued thereunder by the Secretary of the Treasury shall be reformed and applied by the Company in a manner consistent with applicable law, as determined by the Company.

7. EFFECTIVE DATE

The Plan was approved and originally became effective as of January 1, 2005; provided, however, that Article I Sections 2 (m), (t), (u), (y) and (z); and Article III Section 1 (c) were effective January 26, 2007 and Article III, Section 3(c) and the last sentence of Article III, Section 4(b) were effective January 1, 2008.